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                                                                Exhibit (99)(ii)

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

                        AMERICAN STANDARD BOARD FORMS NEW
                               STRATEGIC COMMITTEE

Piscataway, NJ - March 9, 1999 - Emmanuel A. Kampouris, Chairman, President and Chief Executive Officer of American Standard Companies Inc. (NYSE:ASD) today announced that its Board of Directors has formed a new Committee, designated as the Strategic Initiative and Management Development Committee. Among the responsibilities of the new Committee is a plan of succession for corporate management, including the offices of Chairman, President and Chief Executive Officer, as well as an expansion of the board.

Mr. Kampouris stated that "As I approach retirement age, it is appropriate and timely to select my successor to lead the Company in the 21st century and build upon its outstanding growth over the two centuries preceding it."

The new Committee will also be evaluating strategic options for the Company's Medical Systems business. Mr. Kampouris added, "In view of the Company's recently announced discovery of a virus correlated with advanced liver disease, our evaluations of strategic options for the Medical Systems Business have taken on increased importance. The medical research community has responded to the discovery with interest and we want to maximize its potential for our shareholders."

Separately, the Company announced that it has determined that the Armitage Shanks and Dolomite plumbing products businesses acquired in February are expected to be accretive to earnings starting in the first quarter of 1999 and that, based upon recent evaluations of the acquired businesses, significant additional synergies are expected to be realized. Mr. Kampouris remarked, "We are very pleased that our new associates in the UK and Italy are beginning to apply our Demand Flow Technology skills to their manufacturing processes and we are confident that their already profitable businesses can be further improved."

Comments in this release contain certain forward-looking statements which are based on management's good faith expectations and belief concerning future developments. Actual results may differ materially from these expectations as a result of many factors, relevant examples of which are set forth in the Company's 1997 Annual Report on Form 10-K and in the "Management's Discussion and Analysis" section of the Company's Annual Report To Shareholders.

American Standard is the global, diversified manufacturer of Trane(R) and American Standard(R) air conditioning products, American Standard(R), Ideal Standard(R), Standard(R) , Porcher(R), Armitage Shanks(R) and Dolomite(R) plumbing products, WABCO(R) commercial and utility vehicle braking and control systems, LARA(R) and Copalis(R) medical diagnostic systems and DiaSorin(TM) medical diagnostic products.

For Further Information Contact:
Ray Pipes (732) 980-6095

The latest news release and corporate information can be heard on 1-888-ASD-NEWS. Additional information on American Standard is available on the Company's Worldwide Web site at http://www.americanstandard.com